Exhibit 99.1

AMENDMENT NO. 2 TO

SHARE EXCHANGE AGREEMENT

This AMENDMENT, dated as of June 25, 2020 (the “Amendment”), by and among (i) Color Star Technology Co., Ltd., a Cayman Islands company (the “Purchaser” or “Color Star”), (ii) Yang (Sean) Liu (the “Purchaser Representative”), (iii) Sunway Kids International Education Group Ltd., a British Virgin Islands Company (the “Company”) and (iv) each of the shareholders of the Company named on Annex I of the Agreement (collectively, the “Sellers”), amends the Share Exchange Agreement dated as of December 31, 2019, as amended on February 11, 2020;, by and among the Purchaser, Purchaser Representative, the Company, and the Sellers (the “Agreement”). The Purchaser, the Company and the Sellers are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms, unless otherwise defined, shall have the meanings ascribed to such terms in Article XII of the Agreement.

WITNESSETH

WHEREAS, Article 11.9 of the Agreement states that the Parties may amend, supplement, or modify the Agreement only by execution of a written instrument signed by the Purchaser and the Company; and

WHEREAS, the Company was not able to conduct its normal operations due to the COVID-19 pandemic;

WHEREAS, the Parties desire to amend Article 1 of the Agreement to remove the Earn Out Payment provision in connection with the Securities Purchase Agreement dated as of June 25, 2020, by and between Color Star and Yanliang Han (the “Disposition SPA”);

NOW, THEREFORE, the Parties hereto, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree to amend the Agreement as follows:

1.	Amendment to Article 1 of the Agreement: Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

1.1 Purchase and Sale of Shares. At the Closing and subject to and upon the terms and conditions of this Agreement, the Sellers shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Sellers, all of the issued and outstanding shares (being 50,000 ordinary shares of US$1.00 par value each) of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, the Purchaser shall issue and deliver to the Sellers an aggregate of 1,989,262 Purchaser Shares (the “Exchange Shares”). The Parties agreed to an aggregate number of the Exchange Shares equal to Four Million One Hundred and Seventy-Seven Thousand Four Hundred and Fifty One U.S. Dollars (US$4,177,451) divided by a per share price of $2.10. Each Seller shall receive its pro rata share of the Exchange Shares based on the percentage of Purchased Shares owned by such Seller as compared to the total number of Purchased Shares owned by all Sellers (such Seller’s “Pro Rata Share”).

2.	Company Shareholder Consent. Each Seller, as a shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which any Seller is a party and all applicable Laws.

3.	No Other Amendments. Except for the amendments expressly set forth in this Amendment, the Securities Purchase Agreement shall remain unchanged and in full force and effect.

4.	Entire Agreement. The Securities Purchase Agreement (as amended by this Amendment and Amendment No. 1), sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and there are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth in the Securities Purchase Agreement (as amended by this Amendment). The Securities Purchase Agreement (as amended by this Amendment) supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

5.	Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

6.	Severability. A determination by a court or other legal authority of competent jurisdiction that any provision of this Amendment is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties hereto shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

7.	Counterparts; Facsimile Signatures. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party hereto an executed counterpart or the earlier delivery to each party hereto an original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

8.	Captions. Captions are not a part of this Amendment, but are included for convenience, only.

9.	Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Amendment.

[signature page follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

HUITAO TECHNOLOGY CO., LTD.
a Cayman Islands company

By:	/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: Chief Executive Officer

The Purchaser Representative:

Yang (Sean) Liu

By:	/s/ Yang (Sean) Liu
Yang (Sean) Liu

[signature page to continue]

The Company:

SUNWAY KIDS INTERNATIONAL EDUCATION GROUP LTD.
a British Virgin Islands company

By:	/s/ Liming Lu
Name: Liming Lu
Title: Executive Director and General Manager

The Sellers:

/s/ Wu Rachel Yi Xiu
Wu Rachel Yi Xiu

/s/ Jian Ma
Jian Ma

signature page to Amendment No. 2 to the Share Exchange Agreement

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